UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 5, 2018

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.Departure of Certain Officers

Departure of Our Chief Financial Officer, Vice President and Treasurer and Departure of Chief Financial Officer, Vice President and Treasurer Our Manager

As of October 30, 2018, Karen Fleck, the Company’s principal financial officer and principal accounting officer, will depart from her role as our Chief Financial Officer, Vice President and Treasurer and as Chief Financial Officer, Vice President and Treasurer of our Manager, and is no longer an employee of our Manager, Realty Mogul, Co., or any of their affiliates.

Appointment of Our Interim Chief Financial Officer and Treasurer and Interim Chief Financial Officer  of Our Manager

As of October 30, 2018, Jilliene Helman will serve as our Chief Executive Officer, Interim Chief Financial Officer, President, Treasurer, Secretary and a Director.  In addition, as of October 30, 2018, Ms. Helman will serve as the Chief Executive Officer, Interim Chief Financial Officer and Secretary of our Manager.  As Interim Chief Financial Officer, Ms. Helman will assume the role of the Company’s principal financial officer and principal accounting officer.

Item 9.Other Events

Asset Acquisitions

Avon Place Apartments – Avon, Connecticut

On November 1, 2018, we acquired a $3,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Avon Place Apartments (the ''Property''), a Class B, garden-style apartment community in Avon, Connecticut, an affluent town in the Farmington Valley Region of Hartford County. The Equity Investment will be funded in two tranches – an initial investment of $2,634,000, which was funded at acquisition, and an additional investment of $866,000, which will be funded within 60 days’ notice from the real estate company for the project.  Our total Equity Investment comprises approximately 41.3% of the total equity.  In connection with the Equity Investment, our manager, RM Adviser, LLC, is entitled to a disposition fee of 1% of the gross sales price of the Property.  An entity managed by an affiliate of the Company has made a $3,000,000 investment in this transaction, and such entity’s managing member is entitled to a portion of the promoted interest of distributable cash.

The real estate company for the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $1,130,000, or $6,906/unit, and assumes that 130 units (79% of total) will be renovated over 36 months or less (approximately 3.6 units/month) utilizing the real estate company’s in-house construction team. As of August 2018, the Property was 92.9% occupied. The Property is located 9.7 miles west of downtown Hartford, Connecticut. Its amenities include a fitness center, pool, picnic area, dog park, tot lot, tennis court, elevators, community laundry, Wi-Fi, low-density wooded landscape, and a clubhouse.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in, and has a track record with, the acquisition and management of multifamily properties. The principals of the real estate company have invested in over $870,000,000 in total assets, with an emphasis in Northeast, value-add multifamily.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Secretary

Date:	November 5, 2018